Kelda Group plc
Western House
Halifax Road
Bradford BD6 2SZ
Tel +44 (0)1274 600111
Fax +44 (0)1274 608608
www.keldagroup.com

KeldaGroup

Securities and Exchange Commission
450 Fifth Street N.W.
Washington
D.C.20549
U.S.A.

Our Ref: LB/CS/24/3

Your Ref: 82-2782

12 June 2006

Dear Sirs

RE: Stock Exchange Announcement

Please find attached copies of stock exchange announcement's issued on behalf of Kelda Group plc as follows:

- Transaction in Own Shares x 5 (From 5 June to 9 June 2006).

These document(s) are being made pursuant to Rule 12g3 – 2 (b), please note the file number for your reference 82-2782.

Yours faithfully

L. Bryenton

Lesley Bryenton
Shareholder Relations Officer

Regulatory Announcement



KeldaGroup



Company	Kelda Group PLC
TIDM	KEL
Headline	Transaction in Own Shares
Released	16:52 09-Jun-06
Number	PRNUK-0906

Kelda Group plc announces that on 9 June 2006 it purchased for cancellation 250,000 of its ordinary shares at a price of 754.8p per share from JPMorgan Cazenove Limited.

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KeldaGroup

Company	Kelda Group PLC
TIDM	KEL
Headline	Transaction in Own Shares
Released	16:43 08-Jun-06
Number	PRNUK-0806

Kelda Group plc announces that on 8 June 2006 it purchased for cancellation 500,000 of its ordinary shares at a price of 754.0514p per share from JPMorgan Cazenove Limited.

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Company	Kelda Group PLC
TIDM	KEL
Headline	Transaction in Own Shares
Released	17:29 07-Jun-06
Number	PRNUK-0706

Kelda Group plc announces that on 7 June 2006 it purchased for cancellation 285,000 of its ordinary shares at a price of 754.5281p per share from JPMorgan Cazenove Limited.

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Company	Kelda Group PLC
TIDM	KEL
Headline	Transaction in Own Shares
Released	16:52 06-Jun-06
Number	PRNUK-0606


KeldaGroup

Kelda Group plc announces that on 6 June 2006 it purchased for cancellation 500,000 of its ordinary shares at a price of 748.1294p per share from JPMorgan Cazenove Limited.

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Company	Kelda Group PLC
TIDM	KEL
Headline	Transaction in Own Shares
Released	17:34 05-Jun-06
Number	PRNUK-0506


KeldaGroup

Kelda Group plc announces that on 5 June 2006 it purchased for cancellation 410,000 of its ordinary shares at a price of 751.8476p per share from JPMorgan Cazenove Limited.

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